EXHIBIT 2.3

September 1, 2004
Certificate of Share Subscription

ECOSS Inc.

Number of shares subscribed	18,000 shares
Type of shares	Ordinary
Total amount subscribed	JPY 180,000,000
(Issued price per share is JPY 10,000.)

Based on ECOSS’ special meeting of shareholders held on August 23, 2004 and ECOSS’ meeting of the board of directors held on August 30, 2004, Chihiro Tsuyuki has undertaken the above shares as compensation for investment in kind, as noted below.

Investor:	Chihiro Tsuyuki

1. Based on the Loan Agreement dated April 30, 2004, the total principal balance which is JPY180,000,000.